

August 25, 2014

<u>Via E-mail</u>
William E. Yocke
Executive Vice President and
Chief Financial Officer
Employers Holdings, Inc.
10375 Professional Circle
Reno, Nevada 89521

> **Re: Employers Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 001-33245**

Dear Mr. Yocke:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>

<u>2. Changes in Estimates, page F-54</u>

1. Refer to your reduction in estimated reserves ceded under the Loss Portfolio Transfer Agreement herein and in the quarter ended June 30, 2014. Please provide us separate analyses of observed favorable paid loss trends supporting:

   - No reduction in estimated reserves ceded in 2011 or in the quarter ended March 31, 2014;
   - The reduction in estimated reserves ceded in 2012;
   - The need to further reduce estimated reserves ceded in 2013 beyond the reduction in 2012; and
   - The need to further reduce estimated reserves ceded in the quarter ended June 30, 2014 beyond the reduction in 2013.

16. Statutory Matters
Regulatory Requirements and Restrictions, page 72

2. Refer to the regulatory requirements you disclose and the amount of statutory capital and surplus necessary to satisfy regulatory requirements. Please tell us if you significantly exceeded all of these requirements. Otherwise, provide us proposed disclosure to be included in future filings as required by ASC 944-505-50-1b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant